UNITED STATES                ________________________
         SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                  WASHINGTON, D.C.  20549               OMB Number:     32350058
                                                        Expires:    May 31, 1997
                           FORM 12B-25                  Estimated average burden
                                                        hours per response  2.50
                  NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]
Form N-SAR
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                                                               SEC File Number
         For Period Ended:  March 31, 1998                       33-11059-A
                                                              ------------------
                                                              ------------------
         [ ]      Transition Report on Form 10-K                 Cusip Number
         [ ]      Transition Report on Form 20-F                 92830Q 10 5
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR
         For the Transition Period Ended: ________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

TeleServices International Group Inc.
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Full Name of Registrant

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Former Name if Applicable

100 Second Avenue South, Suite 1000
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Address of Principal Executive Office (Street And Number)

St Petersburg, Florida  33701
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City, State and Zip Code

PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense.
[X]      (b)      The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Form 10-QSB for the quarter ended March 31, 1998, could not be filed within the prescribed time period due to complexities in completing the financial statements of the Company's subsidiaries and preparing consolidated financial statements as a result of the Registrant's change in its fiscal year-end from on ending September 30 to one ending December 31, as reported on Form 8-K dated August 26, 1997.

                                                 (Attach Extra Sheets if Needed)

                                                                 SEC-1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Raymond P. Wilson                   813                      895-4410
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         (Name)                      (Area Code)              (Telephone Number)

(2)  Have all  other  periodic  reports  required  under  Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                                   [X] Yes [ ] No

     If   so,   attach  an   explanation   of  the  anticipated   change,   both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The earnings statement to be filed with the Form 10-QSB for the quarter ended March 31, 1998 will reflect increased losses from operations, as compared to the losses reported for the corresponding period for the last fiscal year. A detailed estimate cannot be made at this time for the reasons set forth in response to Part III, above.

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                      TeleServices International Group Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 15, 1998                        By  /s/ ROBERT P. GORDON
         ---------------------------             --------------------
                                                 Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of the Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).